                                                                    Exhibit 99.1

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Mikohn Nevada:

We have audited the accompanying balance sheets of Mikohn Nevada (the "Company"), a wholly-owned subsidiary of Mikohn Gaming Corporation, as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mikohn Nevada as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP

Las Vegas, Nevada
April 1, 2002

                                 MIKOHN NEVADA
                                BALANCE SHEETS
                       As of December 31, 2001 and 2000

(Amounts in thousands, except share amounts)
                                                             2001        2000
                                                           -------     -------
                           Assets
Current assets:
     Cash and cash equivalents                             $      3    $      1
     Accounts receivable, net                                 4,124       5,470
     Installment sales receivable - current                     553         503
     Inventories, net                                         4,972       7,843
     Prepaid expenses and other                               2,202       2,022
     Deferred tax assets - current                            2,964       2,633
                                                           --------    --------
          Total current assets                               14,818      18,472

Installment sales receivable - noncurrent                        92
Property and equipment, net                                  19,818      12,967
Intangible assets, net                                           96
Goodwill, net                                                 2,471       2,776
Other assets                                                  1,623       1,405
                                                           --------    --------
          Total assets                                     $ 38,918    $ 35,620
                                                           ========    ========

               Liabilities and Stockholder's Equity
Current liabilities:
     Long-term debt - current                              $  1,453    $    854
     Accounts payable                                         1,556       2,416
     Accrued royalties                                        1,951       1,067
     Accrued and other current liabilities                       36
     Deferred revenue - current                                 760         572
     Intercompany payable                                    21,203      23,247
                                                           --------    --------
          Total current liabilities                          26,959      28,156

Long-term debt - noncurrent                                   1,829       1,574
Deferred revenue - noncurrent                                   942       1,207
Deferred tax liabilities - noncurrent                         2,224         267
Other liabilities                                                         1,500
                                                           --------    --------
          Total liabilities                                  31,954      32,704
                                                           --------    --------

Stockholder's equity:
     Preferred stock, $.01 par value, 500,000 shares
          authorized, none issued and outstanding
     Common stock, $.001 par value, 20,000,000 shares
          authorized, 100 shares issued and outstanding
     Additional paid-in capital                               3,500       3,500
     Retained earnings (accumulated deficit)                  3,464        (584)
                                                           --------    --------
          Total stockholder's equity                          6,964       2,916
                                                           --------    --------
          Total liabilities and stockholder's equity       $ 38,918    $ 35,620
                                                           ========    ========

See notes to financial statements

                                 MIKOHN NEVADA
                           STATEMENTS OF OPERATIONS
             For the Years Ended December 31, 2001, 2000 and 1999

(Amounts in thousands)
                                                         2001         2000      1999
                                                        -------      -------   -------
Revenues:
     Gaming operations                                  $27,524      $14,835   $ 6,073
     Product sales                                        3,064        3,317     3,950
     Related party sales                                  1,182        1,663     2,256
                                                        -------      -------   -------
          Total revenues                                 31,770       19,815    12,279
                                                        -------      -------   -------

Cost of sales:
     Cost of sales                                        8,537       10,526     4,427
     Cost of sales-related party                            788        1,232     1,142
                                                        -------      -------   -------
          Total cost of sales                             9,325       11,758     5,569
                                                        -------      -------   -------

          Gross profit                                   22,445        8,057     6,710

Operating income (loss):
     Selling, general and administrative expenses        15,423        8,812     5,874
     Write-off of assets and other                          306        3,931     1,352
                                                        -------      -------   -------
          Operating income (loss)                         6,716       (4,686)     (516)

Interest expense                                           (298)        (149)
Other income and (expense)                                 (190)         (68)      119
                                                        -------      -------   -------
     Income (loss) before income tax (provision)
      benefit                                             6,228       (4,903)     (397)

Income tax (provision) benefit                           (2,180)       1,716       139
                                                        -------      -------   -------
          Net income (loss)                             $ 4,048      $(3,187)  $  (258)
                                                        =======      =======   =======

See notes to financial statements

                                 MIKOHN NEVADA
                 STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
             For the Years Ended December 31, 2001, 2000 and 1999


(Amounts in thousands,
Except share amounts)                                                            Retained
                                                Common Stock     Additional      Earnings /
                                                ------------      Paid-In      (Accumulated
                                         Shares        Amount     Capital         Deficit)        Total
                                         ------        ------    ----------    ------------       -----

Balance, January 1, 1999                      100      $    -     $ 3,500       $ 2,861          $ 6,361

     Net loss                                                                      (258)            (258)
                                      -----------      ------     -------       -------          -------
Balance, December 31, 1999                    100                   3,500         2,603            6,103

     Net loss                                                                    (3,187)          (3,187)
                                      -----------      ------     -------       -------          -------
Balance, December 31, 2000                    100                   3,500          (584)           2,916

     Net income                                                                   4,048            4,048
                                      -----------      ------     -------       -------          -------
Balance, December 31, 2001                    100      $    -     $ 3,500       $ 3,464          $ 6,964
                                      ===========      ======     =======       =======          =======

See notes to financial statements

                                 MIKOHN NEVADA
                           STATEMENTS OF CASH FLOWS
             For the Years Ended December 31, 2001, 2000 and 1999

(Amounts in thousands)                                                2001             2000           1999
                                                                    --------         --------        -------
Cash flows from operating activities:
     Net income (loss)                                              $  4,048         $ (3,187)       $  (258)
     Adjustments to reconcile net income (loss) to net cash
          provided by operating activities:
          Depreciation                                                 4,776            3,494          2,079
          Amortization                                                   443              441            376
          Write-off of assets and other                                  306            3,931          1,352
          Provision for bad debts                                        746              442
          Provision for obsolete inventory                               687            3,819            210
          Loss on sale of assets                                          93              279            121
     Changes in assets and liabilities:
          Accounts receivable                                            600           (3,021)         1,435
          Installment sales receivable                                  (142)             285         (1,084)
          Inventories                                                     (5)           1,269         (1,720)
          Prepaid expenses                                              (180)          (1,208)          (711)
          Other assets                                                  (199)            (873)         1,210
          Accounts payable                                              (860)             940            277
          Accrued expenses and other current liabilities                 920             (881)           (61)
          Customer deposits                                                              (316)          (427)
          Deferred revenue                                              (647)            (131)
          Other liabilities                                           (1,500)
          Deferred taxes                                                 251           (2,811)           447
                                                                    --------         --------        -------
Net cash provided by operating activities                              9,337            2,472          3,246
                                                                    --------         --------        -------
Cash flows from investing activities:
     Purchase of inventory for lease to others                       (12,955)         (20,329)        (5,804)
     Proceeds from sale-leaseback transactions                         3,500           11,500
     Purchase of property and equipment                                  (35)
     Proceeds from sales of property and equipment                       223
     Increase in intangible assets                                      (100)
                                                                    --------         --------        -------
Net cash used in investing activities                                 (9,367)          (8,829)        (5,804)
                                                                    --------         --------        -------
Cash flows from financing activities:
     Proceeds from capital lease transactions                          2,000            3,000
     Payments for capital leases                                      (1,146)            (572)
     Net change in intercompany balance                                 (822)           3,929          2,558
                                                                    --------         --------        -------
Net cash provided by financing activities                                 32            6,357          2,558
                                                                    --------         --------        -------
Increase in cash and cash equivalents                                      2                -              -

Cash and cash equivalents, beginning of period                             1                1              1
                                                                    --------         --------        -------
Cash and cash equivalents, end of period                            $      3         $      1        $     1
                                                                    ========         ========        =======

See notes to financial statements

                                 MIKOHN NEVADA
                     STATEMENTS OF CASH FLOWS (Continued)
             For the Years Ended December 31, 2001, 2000 and 1999

(Amounts in thousands)                                             2001          2000         1999
                                                                 -------        ------       ------
Supplemental disclosure of cash flows information:
     Cash paid during the year for:
          Interest                                               $   298        $  149
                                                                 =======        ======
Supplemental schedule of non-cash investing and
     financing activities:
     Issuance of Parent warrants related to activities
          of the Company                                         $   153        $  889
                                                                 =======        ======
     Gaming equipment leased to others acquired
          through capital lease                                  $ 2,000        $3,000
                                                                 =======        ======
     Transfer of inventory to gaming equipment leased
          to others                                              $11,023        $4,889       $5,191
                                                                 =======        ======       ======

See notes to financial statements

                                 MIKOHN NEVADA
                         NOTES TO FINANCIAL STATEMENTS

Note: All amounts (dollars and numbers) reported in the Notes to Financial Statements are expressed in thousands and are rounded to the nearest thousand unless otherwise specified (such as basis points).

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Description of Business:

    Mikohn Nevada (the "Company"), a wholly-owned subsidiary of Mikohn Gaming Corporation (the "Parent") was incorporated on June 15, 1995 in Nevada. The Company is a developer, manufacturer, and marketer of (i) proprietary branded slot machines, including our Yahtzee(R), Battleship(R) and Ripley's Believe It or Not!(R) series of gaming machines and (ii) gaming products, including gaming machines and keno systems.

    The Parent performs certain centralized corporate functions that serve all of its operations including the Company. Certain expenses of these functions (such as, legal and compliance, sales support, research and development and art) have been allocated to its subsidiaries including the Company.

    During the years ended December 31, 2001 and 2000, the Parent had an outstanding credit facility. This credit facility was guaranteed by the Company.

    On August 22, 2001, the Parent completed the private placement of $105,000 of its 11.875% Senior Secured Notes due 2008 and warrants to purchase an aggregate of 420 shares of its common stock at a price of $7.70 per share. The notes are unconditionally guaranteed on a senior secured basis by the Parent's domestic subsidiaries, including the Company. In addition, the Parent has agreed to pledge the stock of the Company upon regulatory approval.

   The Company's operations are concentrated in two principal business segments: slot gaming operations and gaming products.

     Slot Gaming Operations. The Company established its slot gaming operations business unit to develop, acquire, manufacture and distribute proprietary games, and these have become increasingly important to our business. Increased attention has been given to slot gaming operations because of the high recurring revenues and profit margin potential for this business line. We own or license the rights to several categories of proprietary games, which we place in casinos under lease arrangements. These leases provide for fixed rental payments or a participation in the game's operating results. Sales of proprietary games are reflected in the reported results of our gaming products business segment while revenues derived from leases are included in the results of our gaming operations business segment.

     Gaming Products. We have been providing gaming products and equipment through the Company since its inception. Our gaming products are found in almost every major gaming jurisdiction.

 Summary of Significant Accounting Policies:

     Cash and Cash Equivalents. Investments which mature within 90 days from the date of purchase are treated as cash equivalents and are included in cash and cash equivalents.

     Fair Values of Financial Instruments. In accordance with reporting and disclosure requirements of the Statement of Financial Accounting Standards ("SFAS") No. 107 - Disclosures about Fair Values of Financial Instruments. The Company calculates the fair value of financial instruments and includes this information in the Company's Notes to Financial Statements when the fair value is different than the book value of those financial instruments. When fair value is equal to book value, no disclosure is made. Fair value is determined using quoted market prices whenever available. When quoted market prices are not available, the Company uses alternative valuation techniques such as calculating the present value of estimated future cash flows utilizing discount rates commensurate with the risks involved.

     Concentration of Credit Risk. The Company sells its products and services to distributors and gaming properties primarily in Nevada. The Company established a financing program under which interest bearing installment sales contracts collateralized by the equipment sold were entered into with credit worthy customers, with payment terms typically ranging over periods of 12 to 24 months. The Company performs credit evaluations of its customers, and typically requires advance deposits of approximately 50%.

     Related Party Transactions. The Company is dependent on the Parent for funding. No interest is charged on funds advanced by the Parent. The Company sells product to its Parent and other subsidiaries of the Parent which are reflected in the accompanying statements of operations.

     Inventories. Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market.

     Long-Lived Assets. Property and equipment are stated at cost and are depreciated by the straight-line method over the useful lives of the assets, which range from 5 to 10 years. Costs of major improvements are capitalized; costs of normal repairs and maintenance are charged to expense as incurred. Management requires long-lived assets that are held and used by the Company to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

     Intangible Assets. Intangible assets consist of license agreements. They are recorded at cost and are amortized on a straight-line basis over the life of the license agreement, typically 7 years. Management regularly performs reviews to determine if the carrying value of intangible assets is impaired. The purpose of the review is to identify any facts or circumstances, either internal or external, which may indicate that whether the carrying value of the asset cannot be recovered. See Note 9 - Write-off of Assets and Other.

     Goodwill. Goodwill consists of the excess purchase price over the fair market value of the assets acquired and is amortized on a straight-line basis over 15 years. Management regularly performs reviews to determine if the carrying value of goodwill is impaired. The purpose of the review is to identify any facts or circumstances, either internal or external, which may indicate that whether or not the carrying value of the asset can be recovered. See Note 9 - Write-off of Assets and Other.

     Deposits and Product Sales Recognition. Deposit liabilities represent amounts collected in advance from customers pursuant to agreements under which the related sale of inventory has not been completed.

     Revenue Recognition.  The Company recognizes revenue as follows:

  Product sales are executed by a signed contract or customer purchase order. Revenue is recognized when the completed product is delivered. If the agreement calls for the Company to perform an installation after delivery, revenue, related to the installation, is recognized when the installation has been completed and accepted by the customer.

  The leasing of proprietary slot machines occurs under signed lease agreements. These contracts will either be on a participation or a lease basis. Slot machine lease contracts are typically for a 12-month period with a 60-day cancellation clause. On a participation basis, the Company earns a share of the revenue that the casino earns from these slot machines. On a lease basis, the Company charges a fixed amount per slot machine per day. Both types of revenue are recognized on a monthly basis.

     Equity Instruments Issued to Vendors: Our Parent's accounting policy for equity instruments issued to vendors in exchange for goods and services follows the provisions of Emerging Issues Task

Force ("EITF") 96-18 - Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and EITF 00-18 - Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete.

   The Company has received from Hasbro and Ripley licensing rights to intellectual property, including rights to develop and market gaming devices and associated equipment under the trademarks Yahtzee(R) and Battleship(R). In exchange for these license agreements, the Parent granted Hasbro and Ripley warrants to purchase shares of the Parent's common stock for each license. The fair value, as determined above, of the acquired rights is capitalized and is recognized as a charge to the statement of operations over the term of the licensing agreement. At December 31, 2001, warrants to purchase 285 shares of the Parent's common stock were vested with a fair market value of $1,042. In connection with licenses to other properties, the Parent has issued an additional 250 warrants that were not vested at December 31, 2001.

     Research and Development. Costs associated with the development of products are expensed when incurred. Such expenses totaled approximately $801, $827 and $913 for the years ended December 31, 2001, 2000 and 1999, respectively.

     Income Taxes. The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes, pursuant to which the Company records deferred income taxes for temporary differences that are reported in different years for financial reporting and for income tax purposes. Such deferred tax liabilities and assets are classified into current and non-current amounts based on the classification of the related assets and liabilities.

   The Company is included in the Parent's consolidated federal income tax return.

     Use of Estimates and Assumptions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

   The following table presents the carrying amount and estimated fair value of our financial instruments at December 31, 2001:

                                  Carrying              Estimated
                                   Amount                  FMV
                                   ------                  ---
Liabilities:
     Long-term debt                 $3,282                $3,247
                                    ======                ======

  The estimated fair value of long-term debt was calculated by discounting the expected amortization principal and interest payments by the discount rates most closely approximating that which would be required to place similar notes payable and capitalized leases at the current time.

3.  ACCOUNTS RECEIVABLE

    Accounts receivable at December 31, 2001 and 2000 consist of the following:

                                                    2001           2000
                                                   ------         ------

Trade accounts                                     $4,771         $5,644
Other                                                  87
                                                   ------         ------
     Subtotal                                       4,858          5,644
Less:  allowance for doubtful accounts               (734)          (174)
                                                   ------         ------
     Total                                         $4,124         $5,470
                                                   ======         ======

  Changes in the allowance for doubtful accounts for the years ended December 31, 2001 and 2000 are summarized as follows:

                                                     2001         2000
                                                     -----        -----

Allowance for doubtful accounts - beginning          $(174)       $   -
Provision for bad debts                               (746)        (442)
Write-offs                                             186          268
                                                     -----        -----
     Allowance for doubtful accounts - ending        $(734)       $(174)
                                                     =====        =====

4.  INSTALLMENT SALES RECEIVABLE

    The Company finances certain sales. The amounts financed during 2001 and 2000 totaled approximately $192 and none, respectively. At December 31, 2001 and 2000, the balance of installment sales receivable was $645 and $503 of which $553 and $503, respectively, were due within 12 months. At December 31, 2001 and 2000, the Company had $533 and $174, respectively, in allowance for doubtful accounts for installment sales receivables which are included in the allowance for doubtful accounts reported above, see Note 3 - Accounts Receivable.

5.  INVENTORIES

    Inventories at December 31, 2001 and 2000 consist of the following:

                                                 2001         2000
                                               -------       -------

Raw materials                                  $ 3,523       $ 3,989
Finished goods                                   3,887         6,636
Work-in-progress                                   579           460
                                               -------       -------
     Subtotal                                    7,989        11,085
Less:  reserve for obsolete inventory           (3,017)       (3,242)
                                               -------       -------
     Total                                     $ 4,972       $ 7,843
                                               =======       =======

     Changes in the reserve for obsolete inventory for the years ended December 31, 2001 and 2000 are summarized as follows:

                                                         2001        2000
                                                        ------      ------

Reserve for obsolete inventory -  beginning            $(3,242)    $  (502)
Provision for obsolete inventory                          (687)     (3,819)
Write-offs                                                 912       1,079
                                                       -------     -------
     Reserve for obsolete inventory - ending           $(3,017)    $(3,242)
                                                       =======     =======


6.   PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 2001 and 2000 consist of the following:

                                                      2001      2000
                                                     ------    ------
Leasehold improvements                              $   557   $   532
Machinery and equipment                                  79        76
Equipment leased to others                           27,791    17,303
Furniture and fixtures                                  443       435
Transportation equipment                                 11        11
                                                    -------   -------
     Subtotal                                        28,881    18,357
Less: accumulated depreciation                       (9,063)   (5,390)
                                                    -------   -------
     Total                                          $19,818   $12,967
                                                    =======   =======

      See Note 10 - Long-Term Debt

7.   INTANGIBLE ASSETS


     Intangible assets at December 31, 2001 and 2000 consist of the following:

                                        2001      2000
                                       ------    ------

License agreement                      $ 100     $   -
Less: accumulated amortization            (4)
                                       -----     -----
     Total                             $  96     $   -
                                       =====     =====

  During 2001, the Parent entered into a licensing agreement with Wink Martindale Enterprises, Inc., for the rights to use Wink Martindale's name, voice and likeness in the development of gaming machines. The Parent paid $100 for the rights, which have been recorded by the Company. The license agreement is being amortized over seven years.

  During 2000, the trademark rights related to the Flip-It(TM) name were written-off. The write-off was due to the decline in the Flip-It(TM) slot operation. See Note 9 - Write-off of Assets and Other.

8.   GOODWILL

     Goodwill at December 31, 2001 and 2000 consists of the following:

                                       2001           2000
                                      ------         ------

Goodwill                             $ 4,585        $ 4,585
Less: accumulated amortization        (2,114)        (1,809)
                                     -------        -------

     Total                           $ 2,471        $ 2,776
                                     =======        =======


     During 2000, goodwill related to the acquisition of Games of Nevada in the amount of $545, net of amortization was written off. The write-off was due to the decline in the Flip-It(TM) slot operation and write-down of related inventory. See Note 9 - Write-off of Assets and Other.

9.   WRITE-OFF OF ASSETS AND OTHER

     Subsequent to the events of September 11, 2001, the impact of which was felt throughout the worldwide economy, and based on the current economic and business environment relative to financial reporting practices, the Company performed a detailed, comprehensive review of its balance sheet relative to the changed economic and business environment conditions. Specifically identified during this review, management analyzed slow moving, excess or obsolete inventories, customer debts in light of changing economic conditions and other miscellaneous assets.

     This review and analysis resulted in the Company taking a charge in its fourth quarter for the write-off of certain MoneyTime(TM) assets of approximately $306.

     As a result of the Company's increased focus on its gaming operations and branded slot machines following the review conducted as part of the Parent's strategic repositioning initiative, the Company determined that certain of its older non-branded slot machine games, prepaid royalties related to a licensing agreement and goodwill had balance sheet costs (primarily long-term assets) in excess of their present realizable value, resulting in a write-off in 2000 of $2,431. Provisions for inventory writedowns of $1,553 and $1,301 relating to the older non-branded Flip-It(TM) product line as well as the Mikohn Classic(TM) slot machines, respectively, have been included in cost of sales in the accompanying financial statements.

     On March 27, 2001, a jury returned a verdict in favor of Acres Gaming, Inc. against Mikohn Gaming Corporation. The jury's award of $1,500 was included in the accompanying statement of operations for the year ended December 31, 2000, as it relates to the products of the Company.

     During the year ended December 31, 1999, the Company incurred a non-recurring asset write-off of $1,352 related to our P&M Coin product line, which includes our Mikohn Classic slot machine games. During 1999, pursuant to SFAS No. 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, to more accurately reflect the value of the P&M Coin slot machine product line, we recorded a write-off of assets of $1,352. These charges included write-offs of both the investment in the product line as well as prepaid royalties associated with the product line.

10.  LONG-TERM DEBT

     Long-term debt at December 31, 2001 and 2000 consist of the following:

                                                              2001       2000
                                                             ------     ------

     Capital lease of gaming equipment. This total           $ 3,282    $2,428
consists of four capital leases that bear individual
interest rates between 8.80% and 12.25% and whose
terms are scheduled to mature at various dates
through January 2005. The related capitalized costs
for these leases was were $4,114 at December 31, 2001.
                                                             -------    ------
     Total                                                     3,282     2,428
Less: current portion                                         (1,453)     (854)
                                                             -------    ------

     Long-term portion                                       $ 1,829    $1,574
                                                             =======    ======

     During 2001, the Company has entered into two sale-leaseback transactions with various third party finance companies. The transactions involve gaming equipment, have terms of 40 months and 44 months and are being treated as capital leases. Proceeds from these sale-leaseback transactions totaled $2,000.

     During 2000, the Company entered into two sale-leaseback transactions with various third party finance companies. The transactions involve gaming equipment, have a term of 40 months and are being treated as capital leases. Proceeds from these sale-leaseback transactions totaled $3,000.

     Following is the long-term debt maturity schedule:


2002                                                               $1,453
2003                                                                1,258
2004                                                                  543
2005                                                                   28
                                                                   ------

     Total                                                         $3,282
                                                                   ======

11.  COMMITMENTS

     We lease certain of our facilities and equipment under various agreements for periods through the year 2004.

     The following schedule shows the future minimum rental payments required under these operating leases, which have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2001:


2002                                                               $ 6,290
2003                                                                 6,332
2004                                                                 1,674
                                                                   -------

     Total                                                         $14,296
                                                                   =======

     Rent expense was $4,690, $978 and $559 for the years ended December 31, 2001, 2000 and 1999, respectively.

     During 2001, the Company has entered into a series of sale-leaseback transactions with various third party finance companies. The transactions involve gaming equipment, have a term of 40 months, a fair value purchase option at the end of the term, and are being treated as operating leases. Proceeds from these sale-leaseback transactions totaled $3,500. The company has recorded deferred gains from these transactions totaling $651 which are being amortized, straight line, over the term of the respective leases as a reduction in rental expense.

     During 2000, the Company entered into a series of sale-leaseback transactions with various third party finance companies. The transactions involve gaming equipment, have a term of 40 months, a fair value purchase option at the end of the term, and are being treated as operating leases. Proceeds from these sale-leaseback transactions totaled $11,500. The Company recorded deferred gains from these transactions totaling $1,902 which are being amortized, straight-line, over the term of the respective leases as a reduction in rental expense.


12.  INCOME TAXES

     The provision (benefit) for income taxes for the years ended December 31, 2001, 2000 and 1999 consist of:

                                        2001         2000         1999
                                       ------       ------       ------

Current                                $1,929       $ 1,095      $(586)
Deferred                                  251        (2,811)       447
                                       ------       -------      -----
     Total provision (benefit)         $2,180       $(1,716)     $(139)
                                       ======       =======      =====

     The provision (benefit) for income taxes for the years ended December 31, 2001, 2000 and 1999 differs from the amount computed at the federal income tax statutory rate as a result of the following:


                                 2001      %      2000      %     1999       %
                                ------    ---    ------    ---   ------     ---

Amount at statutory rate        $2,180   35.0%  $(1,716)  35.0%   $(139)   35.0%
                                ------          -------           -----
          Total provision
            (benefit)           $2,180   35.0%  $(1,716)  35.0%   $(139)   35.0%
                                ======          =======           =====

     The components of the net deferred tax asset at December 31, 2001 and 2000 consist of the following:

                                                     2001           2000
                                                    ------         ------
Deferred tax assets:
-------------------
  Current:
     Inventory book / tax differences                $2,418         $1,847
     Prepaid expenses and other                                         61
     Deferred revenue                                   266            200
     Bad debts                                          257
     Patent litigation                                                 525
     Amortization                                        23
                                                     ------         ------
          Subtotal                                    2,964          2,633
                                                     ------         ------

  Non-current:
     Deferred revenue                                                  422
     Sale-leaseback                                                    186
     Intangible assets                                                  23
                                                     ------         ------
          Subtotal                                                     631
                                                     ------         ------

          Total deferred tax assets                   2,964          3,264
                                                     ------         ------

Deferred tax liabilities:
------------------------
  Non-current:
     Sale-leaseback                                   1,215
     Fixed assets and other                           1,009            898
                                                     ------         ------
          Total deferred tax liabilities              2,224            898
                                                     ------         ------

          Net deferred tax assets                    $  740         $2,366
                                                     ======         ======

16.  CONCENTRATIONS OF CREDIT RISK

     The financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts and installment sales receivable. Product sales are primarily to casinos and gaming equipment manufacturers.

     At December 31, 2001, accounts and installment sales receivable on an operations basis are as follows:


                                              Installment
                                 Accounts       Sales
                                Receivable    Receivable     Total
                                ----------    ----------     -----

Trade receivables:
     Gaming operations             $4,591      $    -        $4,591
     Gaming products                  267         645           912
                                   ------      ------        ------
                                   $4,858      $  645        $5,503
                                   ======      ======        ======


17.  SEGMENT REPORTING

     The Company's operations are concentrated in two principal business segments: gaming operations and gaming products. See Note 1 - Description of Business and Summary of Significant Accounting Policies.

     Business segment information for the years ended December 31, 2001, 2000 and 1999 consists of:

Business Segments:                         2001        2000       1999
-----------------                         ------      ------     ------

  Revenues:
     Gaming operations                    $27,524     $14,835    $ 6,073
     Product sales                          4,246       4,980      6,206
                                          -------     -------    -------

          Total                           $31,770     $19,815    $12,279
                                          =======     =======    =======

  Gross profit:
     Gaming operations                    $19,276     $ 9,226    $ 4,577
     Product sales                          3,169      (1,169)     2,133
                                          -------     -------    -------

          Total                           $22,445     $ 8,057    $ 6,710
                                          =======     =======    =======
  Operating income (loss):
     Gaming operations                    $ 4,692     $ 1,450    $  (666)
     Product sales                          2,330      (2,205)     1,502
                                          -------     -------    -------
          Subtotal                          7,022        (755)       836
     Write-off of assets and other           (306)     (3,931)    (1,352)
                                          -------     -------    -------

          Total                           $ 6,716     $(4,686)   $  (516)
                                          =======     =======    =======

Depreciation and amortization:
     Gaming operations                    $ 5,117        $ 3,826      $ 2,328
     Product sales                            102            109          127
                                          -------        -------      -------

          Total                           $ 5,219        $ 3,935      $ 2,455
                                          =======        =======      =======

Assets:
     Gaming operations                    $31,627        $23,451      $16,338
     Product sales                          7,291         12,169       12,778
                                          -------        -------      -------

          Total                           $38,918        $35,620      $29,116
                                          =======        =======      =======

Capital expenditures:
     Gaming operations                    $13,106        $ 9,287      $ 4,892
     Product sales                             35             45           87
                                          -------        -------      -------

          Total                           $13,141        $ 9,332      $ 4,979
                                          =======        =======      =======


15.  RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the FASB issued two new standards, SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. Together these statements will change the accounting for business combinations and goodwill. SFAS 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of SFAS 142. Amortization will still be required for identifiable intangible assets with finite lives. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. The Company is required to adopt SFAS 142 at the beginning of 2002. The impact that SFAS 141 and SFAS 142 will have on our financial condition or results of operations will be to reduce amortization expense of certain assets previously amortized by approximately $1.7 million annually beginning in 2002. The Company will also be required to make an initial impairment assessment, and review goodwill for impairment on an ongoing basis, at least annually.

     In July 2001, the SEC issued SAB No. 102, Selected Loan Loss Allowance Methodology and Documentation Issues. SAB 102 gives guidance on the documentation and methodologies used in the determination of loan loss allowances. We believe the adoption of this bulletin will not have a material impact on our consolidated financial condition or results of operations.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, which will begin January 1, 2002. Based on a recent analysis, we believe the adoption of this bulletin will not have a material impact on our consolidated financial condition or results of operations.